May 26, 2026

Thomas H. Shortt
Chief Executive Officer
Vroom, Inc.
4700 Mercantile Dr.
Fort Worth, TX 76137

        Re: Vroom, Inc.
            Registration Statement on Form S-3
            Filed May 15, 2026
            File No. 333-295941
Dear Thomas H. Shortt:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Christopher Dunham at 202-551-3783 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services